  EX-99.1

ANNUAL MEETING OF SHAREHOLDERS

OF

B+H OCEAN CARRIERS LTD.

October 27, 2010

1.           Mr. Hudner:  Welcome to the twenty-first Annual Meeting of Shareholders of B+H Ocean Carriers Ltd.  I am Michael S. Hudner – Chairman of the Board, President, Chief Executive Office and Class A Director of the Corporation. Before the meeting begins, I want to welcome you and express my thanks to you for coming.  I should like to introduce the other members of our Board of Directors and officers who are in attendance at this meeting:

Deborah L. Davis – Secretary

John LeFrere – Director, Class A Director

R. Anthony Dalzell – Treasurer, Chief Financial Officer and Class B Director   [attending by telephone]

The meeting will now please come to order.  Mr. Dalzell will now present proof of the due calling of the meeting.

2.	Mr. Dalzell: Mr. Hudner, I have requested Mrs. Deborah L. Davis, Secretary of the Company, to present, and I am advised that she is presenting to this meeting the following:

(A)	Copy of the printed combined Notice of Meeting and Proxy Statement dated September 24, 2010, stating the time, place and purposes of this Meeting.

(B)
A complete list of the Corporation’s shareholders of record as of the close of business on September 17, 2010, the record date fixed for shareholders entitled to vote at this meeting.  The list, which has been certified by a representative of American Stock Transfer & Trust Company, the Registrar and Transfer Agent for the Common Stock of the Corporation, will be kept open for inspection of the shareholders throughout the course of the meeting.  It shows that at the close of business on September 17, 2010, there were 5,555,426 shares issued and outstanding, each of which is entitled to one vote.

(C)
The affidavit of a representative of American Stock Transfer and Trust Company, showing that there was mailed on 27th September, 2010, to all shareholders of record as of September 17 , 2010, copies of the Notice of Annual Meeting and Proxy Statement and proxy cards with return envelopes.

3.
Mr. Hudner: I direct that copies of the combined Notice of Annual Meeting and Proxy Statement, along with the form of proxy card, the affidavit of mailing and the Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, to be filed in the minute book of the Corporation as part of the minutes of this meeting.  The next order of business is the appointment of an Inspector of Election.  I hereby appoint Mrs. Deborah L. Davis as Inspector to tally the votes to be taken at this meeting.  Mrs. Davis has duly submitted an Oath of Inspector of Election, as required by the Business Corporation Act of Liberia.  I direct that the same be filed with the minutes of this meeting and that the Inspector take a poll of the stock present at the meeting in person or by proxy.

4.
Mrs. Davis:  (after allowing time for the polling of the stock): The Inspector hereby reports that there are present in person or by proxy at this meeting the holders of record of 3,835,457 shares of the Common Stock, constituting an excess of a majority of the outstanding shares.  Therefore, a quorum is present.

5.	Mr. Hudner:	This meeting is therefore declared lawfully and properly convened and shall proceed to the transaction of the business for which it has been called.

6.	Mr. Hudner:	Are there any questions which anyone present would like to ask? (Answer questions from the floor).

7.	Mr. Hudner:	The next order of business is the election of directors. The Chair recognizes Mr. Williams.

8.	Mr. LeFrere:
Mr. Hudner, individually and as a proxy for various shareholders, I nominate Mr. Charles L. Brock, R. Anthony Dalzell, Per Ditlev-Simonsen, and  O. Michael Lewis, as Class B Directors of the Corporation to serve until the 2011 Annual Meeting of Shareholders and until the due election and qualification of their respective successors.  Each such person is qualified to be nominated under the terms of the Corporation’s Articles of Incorporation and By-Laws.

9.	Mr. Hudner:	Under the terms of the Corporation’s Articles of Incorporation and By-Laws, no further nominations may be accepted at this time. Accordingly, the Chair will entertain a motion to close nominations.

10.	Mr. Dalzell:	So moved

11.	Mr. Hudner:
Will all those in favor of the motion please signify by saying “Aye” (Pause).  Those opposed, please signify by saying “No.” (Pause).  The motion to close nominations is carried.  I call for a vote and request the Inspector to distribute ballots to any shareholders present who have not voted by proxy or who desire ballots.  (Pause during which the ballots are distributed).

12.	Mr. Hudner:
Are there any shareholders who desire to vote and have not done so?  (Pause)  [There being none] I hereby declare the polls closed.  After the Inspector has tallied the votes, will he please submit to me the results.  (Pause until the report is submitted).

13.	Mr. Hudner:
The Inspector reports that a plurality of the votes cast at this meeting in person or by proxy, have been voted for, Charles L. Brock, R. Anthony Dalzell, Per Ditlev-Simonsen, and  O. Michael Lewis.  Therefore, each of these persons is elected a Class B Director of the Corporation to serve until the Annual Meeting of Shareholder in 2011 and until his or her successor is duly elected and qualified.

14. Mr. Hudner:	Unless there are further matters which require a vote or discussion at this meeting, the Chair will entertain a motion to adjourn. (Pause.) I recognize Mr. Dalzell.

15.	Mr. Dalzell: I move that this Annual Meeting of Shareholders be adjourned.

16.	Mr. LeFrere:	I second the motion.

17.	Mr. Hudner:
A motion has been made and seconded to adjourn this meeting.  All those in favor of the motion, please signify by saying “Aye.” (Pause).  All opposed to the motion, please signify by saying “No.” (Pause).  The motion to adjourn this meeting has been duly carried, and I declare this Annual Meeting of the Shareholders of B+H Ocean Carriers Ltd. adjourned.